EXHIBIT 4.2

DESCRIPTION OF SECURITIES

The following is a description of the material provisions of the Company’s capital stock, as well as other material terms of its Amended and Restated Articles of Incorporation and Amended and Restated Bylaws. The Company refers to its Amended and Restated Articles of Incorporation, as amended, and Amended and Restated Bylaws, copies of which have been filed as exhibits to this report.

Common Stock

The Company is authorized, subject to limitations prescribed by Nevada law, to issue up to 1,000,000,000 shares of common stock with a nominal par value of $0.001.

Dividend Rights

Subject to preferences that may apply to shares of preferred stock outstanding at the time, the holders of outstanding shares of the Company’s common stock are entitled to receive dividends out of funds legally available if the board of directors, in its discretion, determines to issue dividends and only then at the times and in the amounts that the board of directors may determine.

Voting Rights

Each holder of common stock is entitled to one vote for each share of common stock held on all matters submitted to a vote of stockholders.  Under the Company’s Articles of Incorporation, stockholders do not have the right to cumulate votes for the election of directors.

No Preemptive or Similar Rights

The Company’s common stock is not entitled to preemptive rights and is not subject to conversion, redemption or sinking fund provisions.

Right to Receive Liquidation Distributions

Upon the Company’s dissolution, liquidation or winding-up, the assets legally available for distribution to its stockholders are distributable ratably among the holders of its common stock, subject to prior satisfaction of all outstanding debt and liabilities and the preferential rights and payment of liquidation preferences, if any, on any outstanding shares of preferred stock.

Options and Warrants on Common Shares

1.	The Company has adopted a Stock Option plan. The Board of Directors has authorized 1,500,000 post split Shares (450,000,000 pre-split) for the Option pool. (See “Executive Compensation” herein). There are currently grants of options to employees covering 450,000 of those post-split shares. The strike prices of those options is between $1.00 and $2.00. The weighted average strike price is currently $1.29/share. None of these options are currently “vested”, however approximately 90,000 of these shares will vest each year for the next 5 years. The options are generally exercisable beginning in the 2nd calendar quarter of 2023 and ending for 7 years from the date of issuance. The Company expects to continue to offer grants of these warrants to new hires as they begin their service. The exercise of Option rights by employees and others may have the effect of further dilution current and future shareholders.

2.	The Company has 34 Class A Warrants outstanding. Series A Warrants are for the purchase of 10,000 post-split Shares, at a strike price of $1.00 to $2.00 per Share. The Series A Warrants may be exercised for a period of 24 months beginning January 1, 2022, at a strike price of $1.00 per Share. In addition, Series A Warrants may be exercised for 12 months beginning January 1, 2024, and ending December 31, 2024, at a price of $2.00 per share. Unexercised Warrants shall expire at 12:01 a.m. Mountain Daylight Time on January 1, 2025. If all Class A Warrants are exercised, the total number of post-split shares that the Company could be obligated to issue under these Class A Warrants is 340,000, for which the Company will be paid between $340,000 and $680,000 depending on the date of exercise.

Dividend Rights of Options and Warrant Holders

Neither Option nor Warrant holders are entitled to dividends, if any, unless converted to common shares prior to the ex-dividend date of any dividend declaration.

Voting Rights of Options and Warrant Holders

Neither Option nor Warrant holders are entitled to vote on any matter put before the shareholders of the Company, unless such interest is converted to common shares prior to the record date given for voting on any matter by the shareholders of the Company.

No Preemptive or Similar Rights of Options and Warrant Holders

Neither Option nor Warrant holders are entitled to preemptive rights to acquire any securities issued in the future by the Company.

Right to Receive Liquidation Distributions of Options and Warrant Holders

Neither Option nor Warrant holders are entitled any consideration upon the liquidation in whole or in part of the Company, unless such interest is converted to common shares prior to the record date given for such an event.

Preferred Stock

The Company is authorized to issue up to 30,000,000 shares of preferred stock with a nominal par value of $0.001. It may amend the Company’s Amended Articles of Incorporation in the future to allow the board of directors to authorize the issuance of preferred stock with voting or conversion rights that could adversely affect the voting power or other rights of the holders of the common stock. The issuance of preferred stock, while providing flexibility in connection with possible acquisitions and other corporate purposes, could, among other things, have the effect of delaying, deferring or preventing a change in control of the Company and may adversely affect the market price of its common stock and the voting and other rights of the holders of common stock. The Company has no current plan to issue any shares of preferred stock.

Series A Convertible Preferred Stock

The Company designated 10,000,000 shares of its preferred stock, par value $0.001 per share, as “Series A Convertible Preferred Stock.” The powers, designations, preferences and rights of the Series A Convertible Preferred Stock is summarized below.

Rank

The Series A Convertible Preferred Stock ranks, with respect to dividend rights and right upon liquidation, dissolution or winding up of the Company, senior in preference and priority to the common stock of the Company and each other class of series equity security the terms of which do not expressly provide that it ranks senior in preference or priority to or on parity, without preference or priority, with the Series A Convertible Preferred Stock with respect to dividend rights or rights upon liquidation, dissolution or winding up of the Company.

Dividends

Each holder of the Series A Convertible Preferred Stock will be entitled to receive, when, as and if declared by the Board, out of funds legally available for the payment of dividends for each share of Series A Convertible Preferred Stock the greater of, with respect to each dividend period:

(a) dividends at a rate per annum to 3.5% plus all accrued and unpaid dividends that are payable on such share of Series A Preferred Stock, in each case as adjusted for any stock dividends, splits, combinations, and similar events (the “Regular Dividends”); or

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(b) participating dividends of the same type as dividends or other distributions, whether cash, in-kind or other property payable or to be made on outstanding shares of Common Stock equal to the amount of such dividends or other distributions as would be made on the largest number of shares of Common Stock into which such shares of Series A Preferred Stock could be converted on the date of payment of such dividends.

Regular Dividends will accrue and cumulate from the date of issuance and are payable quarterly in arrears on the last day of each March, June, September, and December. The amount of Regular Dividends payable for each full quarterly dividend period will be computed by dividing the annual rate by four.

Liquidation Preference

Upon any voluntary or involuntary liquidation, dissolution, or winding up ok the Company, each share of Series A Convertible Preferred Stock entitles the holder thereof to receive and to be paid out of the assets of the Company available for distribution, before any distribution or repayment may be made to a holder of Common Stock.

Neither of (i) the sale, lease, conveyance, exchange or transfer (for cash, shares of stock, securities, or other consideration) of all or substantially all of the property or assets of the Company, (ii) the consolidation or merger of the Company with or into one or more persons, nor (iii) a change in control shall be deemed to be a liquidation, dissolution or winding-up of the corporation.

Voting Rights

Subject to provisions for equitable adjustment, each share of Series A Convertible Preferred Stock shall entitle the holder thereof to 100 votes on all matters submitted to a vote of the stockholders of the Corporation. The holders of shares of Series A Convertible Preferred Stock and the holders of shares of Common Stock shall vote together as one class on all matters submitted to a vote of stockholders of the Corporation.

Conversion

Each holder of Series A Convertible Preferred Stock is entitled to convert, at any time and from time to time, at the option and election of such holder, ant or all share of outstanding Series A Convertible Preferred Stock into a number of duly authorized, validly issued, fully paid and nonassessable shares of Common Stock at the conversation rate of one (1) share of Series A Convertible Preferred Stock shall be convertible into one hundred (100) shares of Common Stock (“Conversion Rate”).

On and after the first anniversary of the Original Issue Date, at the Company’s option and election, in whole but not in part, each share of Series A Convertible Preferred Stock may be converted automatically into a number of duly authorized, validly issued, fully paid and nonassessable shares of Common Stock at the Conversion Rate.

Convertible Debt Securities

The following is a breakdown of those issued securities, and their conversion rights stated in post-split shares.

Security Type	Number Out- standing	Conversion Rights (Common Shares Each)	Fully Converted Common Shares Count
Series A Convertible Debentures	3	150,000	450,000
Series A Convertible Bonds	1,620	250	405,000
Series B Convertible Bonds	365	400	146,000
Total			1,001,000

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Series A Convertible Bonds

Series A Convertible Bonds are $1,000 face value bonds. The Series A Convertible Bonds bear a 6% coupon rate. Interest shall be accrued and payable on the 31st of March, the 30th of June, the 30th of September, and the 31st of December each year from the date of issuance until the date of redemption or conversion into Shares.

Series A Convertible Bonds Conversion Rights. Series A Convertible Bonds are convertible into Shares at the rate of 200 post-split Shares each. The Series A Convertible Bonds shall mature on December 31, 2028, on which date they shall be paid, together with any accrued interest to the registered owner, unless having been converted into Shares.

Series B Convertible Bonds

Series B Convertible Bonds are $1,000 face value bonds, with an 18% coupon rate. Interest shall be accrued and payable on the 31st of March, the 30th of June, the 30th of September, and the 31st of December each year from the date of issuance until the date of redemption or conversion into Shares.

Series B Convertible Bonds Conversion Rights. Series B Convertible Bonds are convertible into Shares at the rate of 400 post-split Shares each. Series A Convertible Bonds shall mature on December 31, 2028, on which date they shall be paid, together with any accrued interest to the registered owner, unless having been converted into Shares. Series B Convertible Bonds are callable by the Company on 30 days' notice, any time after January 1, 2024. The effect of a call on this Security would be to force the holder to convert into common shares, or be paid out.

Series A Convertible Debentures

Series A Convertible Debentures are $500,000 face value debentures. The Series A Convertible Debentures bear an annual rate of 10% simple. Interest shall be accrued and payable on the 31st of March, the 30th of June, the 30th of September, and the 31st of December each year from the date of issuance until the date of redemption or conversion into Shares.

Series A Convertible Debentures Conversion Rights. Series A Convertible Debentures are convertible into Shares at the rate of post-split 150,000 Shares each. The Series A Convertible Debentures shall mature on December 31, 2026, on which date they shall be paid, together with any accrued interest to the registered owner, unless having been converted into Shares.

Dividend Rights of All Convertible Debt Securities

Convertible Bonds, Debentures and Warrants are not entitled to dividends, if any, unless converted to common shares prior to the ex-dividend date of any dividend declaration.

Voting Rights of Convertible Debt Securities

Convertible Bonds, Debentures and Warrants are not entitled to vote on any matter put before the shareholders of the Company, unless converted to common shares prior to the record date given for voting on any matter by the shareholders of the Company

Preemptive and Similar Rights of Convertible Debt Securities

Convertible Bonds, Debentures and Warrants are not entitled to preemptive or other rights to acquire any securities issued in the future by the Company.

Right to Receive Liquidation Distributions of Convertible Debt Securities

Upon its dissolution, liquidation or winding-up, Convertible Debt Securities are entitled to be paid in full, prior to any distribution to Preferred Stockholders, or Common Stockholders.

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Transfer Agent and Registrar

The Company’s transfer agent for its common shares is Empire Stock Transfer, Inc. located 1859 Whitney Mesa Drive, Henderson, Nevada 89014, telephone number is (702) 818-5898.

The Company acts as registrar and transfer authority for all other classes of securities.

Anti-takeover Provisions

Some of the provisions of Nevada law, the Company’s Amended and Restated Articles of Incorporation and the Company’s Bylaws may have the effect of delaying, deferring or discouraging another person from acquiring control of the Company or removing its incumbent officers and directors. These provisions, summarized below, are expected to discourage certain types of coercive takeover practices and inadequate takeover bids.  These provisions are also designed to encourage persons seeking to acquire control of the Company to first negotiate with its board of directors.  The Company believes that the benefits of increased protection against an unfriendly or unsolicited proposal to acquire or restructure us outweigh the disadvantages of discouraging such proposals. Among other things, negotiation of such proposals could result in an improvement of their terms.

The Company’s Amended Articles of Incorporation or Bylaws provide that:

These provisions of the Company’s Amended Articles of Incorporation and Bylaws may have the effect of delaying, deferring or discouraging another person or entity from acquiring control of the Company.

NRS Sections 78.411 to 78.444 inclusive apply to combinations between resident domestic corporations (defined as a Nevada domestic corporation that has 200 or more stockholders of record) and certain affiliated stockholders (collectively, the “Interested Shareholder Combination Statutes”). The amendment to the Company’s Articles of Incorporation to elect not to be governed by the Interested Shareholder Combination Statutes will not have any immediate effect on the rights of existing stockholders. To the extent that the Company qualifies as a resident domestic corporation in the future, the Board will be able to enter into acquisitions and combinations with entities affiliated with its executive officer, directors and control shareholders with greater ease, including without limitation, without the requirement of obtaining the approval of the stockholders in certain instances.

Business Combinations

The “business combination” provisions of Sections 78.411 to 78.444, inclusive, of the Nevada Revised Statutes, or NRS, generally prohibit a Nevada corporation with at least 200 stockholders from engaging in various “combination” transactions with any interested stockholder for a period of three years after the date of the transaction in which the person became an interested stockholder, unless the transaction is approved by the board of directors prior to the date the interested stockholder obtained such status; and extends beyond the expiration of the three-year period, unless:

•	the transaction was approved by the board of directors prior to the person becoming an interested stockholder or is later approved by a majority of the voting power held by disinterested stockholders, or
•	if the consideration to be paid by the interested stockholder is at least equal to the highest of: (a) the highest price per share paid by the interested stockholder within the three years immediately preceding the date of the announcement of the combination or in the transaction in which it became an interested stockholder, whichever is higher, (b) the market value per share of common stock on the date of announcement of the combination and the date the interested stockholder acquired the shares, whichever is higher, or (c) for holders of preferred stock, the highest liquidation value of the preferred stock, if it is higher.

A “combination” is generally defined to include mergers or consolidations or any sale, lease exchange, mortgage, pledge, transfer or other disposition, in one transaction or a series of transactions, with an “interested stockholder” having: (a) an aggregate market value equal to 5% or more of the aggregate market value of the assets of the corporation, (b) an aggregate market value equal to 5% or more of the aggregate market value of all outstanding shares of the corporation, (c) 10% or more of the earning power or net income of the corporation, and (d) certain other transactions with an interested stockholder or an affiliate or associate of an interested stockholder.

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In general, an “interested stockholder” is a person who, together with affiliates and associates, owns (or within three years, did own) 10% or more of a corporation’s voting stock. The statute could prohibit or delay mergers or other takeover or change in control attempts and, accordingly, may discourage attempts to acquire the Company even though such a transaction may offer its stockholders the opportunity to sell their stock at a price above the prevailing market price.

Control Share Acquisitions

The “control share” provisions of Sections 78.378 to 78.3793, inclusive, of the NRS apply to “issuing corporations,” which are Nevada corporations with at least 200 stockholders, including at least 100 stockholders of record who are Nevada residents, and which conduct business directly or indirectly in Nevada. The control share statute prohibits an acquirer, under certain circumstances, from voting its shares of a target corporation’s stock after crossing certain ownership threshold percentages, unless the acquirer obtains approval of the target corporation’s disinterested stockholders. The statute specifies three thresholds: one-fifth or more but less than one-third, one-third but less than a majority, and a majority or more, of the outstanding voting power. Generally, once an acquirer crosses one of the above thresholds, those shares in an offer or acquisition and acquired within 90 days thereof become “control shares” and such control shares are deprived of the right to vote until disinterested stockholders restore the right.

These provisions also provide that if control shares are accorded full voting rights and the acquiring person has acquired a majority or more of all voting power, all other stockholders who do not vote in favor of authorizing voting rights to the control shares are entitled to demand payment for the fair value of their shares in accordance with statutory procedures established for dissenters’ rights.

The effect of the Nevada control share statutes is that the acquiring person, and those acting in association with the acquiring person, will obtain only such voting rights in the control shares as are conferred by a resolution of the disinterested stockholders at an annual or special meeting. The Nevada control share law, if applicable, could have the effect of discouraging takeovers of the Company.

A corporation may elect to not be governed by, or “opt out” of, the control share provisions by making an election in its articles of incorporation or bylaws, provided that the opt-out election must be in place on the 10th day following the date an acquiring person has acquired a controlling interest, that is, crossing any of the three thresholds described above. The Company is currently governed by the “control share” provisions.

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